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                                                                    Exhibit 99.1

                INGERSOLL-RAND TO ACQUIRE HUSSMANN INTERNATIONAL
                                FOR $1.83 BILLION


      ACQUISITION EXPECTED TO BE IMMEDIATELY ACCRETIVE TO EARNINGS IN 2000
                         BY TWO TO FIVE CENTS PER SHARE

        ACCELERATES GROWTH OPPORTUNITIES FOR IR IN GLOBAL CLIMATE CONTROL


Woodcliff Lake, NJ, and Bridgeton, MO, May 12, 2000 - Ingersoll-Rand Company (NYSE:IR), a leading diversified industrial firm, today announced that it has signed a definitive agreement to expand its global climate control business by acquiring Hussmann International, Inc. (NYSE:HSM), the world's leading manufacturer of food-store equipment and commercial refrigeration products. IR expects the acquisition to be immediately accretive to earnings per share by two to five cents for the year ending December 31, 2000, and by 15 to 20 cents in 2001, the first full year of combined operations. In addition, the company expects to achieve a return on invested capital of 15% from this transaction by 2004.

      The transaction is valued at approximately $1.83 billion, including the assumption of approximately $275 million of debt. Under terms of the definitive merger agreement, which has been approved by the boards of directors of both companies, IR will pay $29.00 in cash for each of Hussmann's approximately 50.6 million common shares and will redeem all outstanding Hussmann stock options. The agreement provides for an all-cash tender offer by a subsidiary of IR for all of Hussmann's outstanding shares of common stock to commence within five business days. The tender is expected to close before June 30, and is subject to the valid tender of at least a majority of the outstanding Hussmann shares, on a fully diluted basis, and to customary government filings and other customary conditions.

      Hubert L. Henkel, Ingersoll-Rand chairman, president and chief executive officer, said, "The acquisition of Hussmann International significantly expands IR's presence in climate control, which is one of our four key global growth sectors. It perfectly fits the long-term business plan we have communicated to our shareholders, the investment community and our employees."

      He continued: "Hussmann's organic growth rate of 6% to 8% per year is consistent with the revenue growth targets we have established for IR overall through the year 2004. We expect this growth to be driven by several key factors and trends, such as consumer demand for fresh, frozen and prepared foods and beverages, as well as the consolidation of grocery chains, both of which are causing extensive store remodeling. We also are enthusiastic about the opportunity to meet the needs of the emerging e-grocer segment through our combined Thermo King and Hussmann offerings."

      Henkel added: "The combination of our existing Thermo King solution set for refrigerated food transport with the Hussmann product range creates a one-stop resource in the $25 billion global 'cold chain' that can provide products and services for the storage, transportation and retailing of food. In addition, Hussmann's extensive international manufacturing assets provide the capacity to serve the growing European, Asian and Latin American markets. By sharing these manufacturing facilities on a global scale, we can reduce the need for capital expenditures that would otherwise have been required for the global expansion of our climate control operations."

      He concluded: "On a combined basis, our climate control operations will have revenues of approximately $2.8 billion by 2001. We expect the profitable growth of this business to be enhanced as we realize cumulative operating synergies of more than $100 million by 2003. The


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expected synergies should include purchasing and procurement savings generated by increased volume and improvements in manufacturing, general and administrative costs. Also, we will quickly and cost-efficiently complete our planned international expansion in the climate control business by building on Hussmann's existing worldwide manufacturing capabilities.

      "As a result of these expected efficiencies, we are confident that the climate control sector will achieve IR's company-wide targeted goal for operating margins of 15% and will help solidify our overall EPS growth goal of 15% in 2001 and beyond. Furthermore, the immediately accretive nature of this transaction reinforces our forecast of achieving diluted earnings per share of around $4.00 for 2000."

      J. Larry Vowell, Hussmann International president and chief executive officer, said, "Hussmann's board of directors has unanimously approved the merger agreement and agreed to recommend the tender offer to Hussmann shareholders. The $29.00 offer price represents a significant premium over our closing price today. In addition to the transaction being an excellent one for our shareholders, we are pleased to be joining a diversified industrial leader such as IR and are excited about the possibilities for growth that this new relationship offers Hussmann International, our people and our customers. As the company that pioneered the first refrigerated displays for perishables in food retailing, Hussmann is highly respected for providing innovative solutions to help our customers store and market fresh and prepared foods. By linking our experience and capabilities with IR's leadership in refrigerated transport solutions, we are confident that we will be able to capitalize on the increasing global opportunities associated with food infrastructure, distribution, and preservation needs."

      Based just outside St. Louis in Bridgeton, Missouri, Hussmann International is the leader in the design, production, installation and service of merchandising and refridgeration systems for the global food industry with 1999 sales of $1.3 billion. The company has a global presence with approximately 29% of its revenues generated outside the United States and Canada.

      The company operates 25 manufacturing facilities in nine countries:
Australia, Brazil, Canada, China, Mexico, New Zealand, Spain, the United Kingdom and the United States. Hussmann International employs approximately 9,100 people and distributes and services its products through a worldwide network that reaches 80 countries in North America, Latin America, Europe, the Middle East, Africa, and Asia Pacific.

      Hussmann International designed the first meat display case in 1917 and the first frozen food case for Clarence Birdseye in 1933. Today, Hussmann offers a variety of products, including refrigerated and non-refrigerated display merchandisers, refrigeration systems and controls, beverage coolers, air handlers, evaporative condensers, heat exchange coils, and walk-in storage coolers and freezers.

      IR's Thermo King unit, acquired in October 1997, is the leader in providing transport temperature control equipment used in the delivery of fresh foods and other perishables throughout the world. It had revenues of approximately $1.2 billion in 1999.

      Financial advisors for the transaction are Goldman Sachs for IR, and Credit Suisse First Boston for Hussmann.

      Ingersoll-Rand is a major diversified industrial equipment and components manufacturer serving the global growth markets of Climate Control, Industrial Productivity, Infrastructure


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Development and Security and Safety. Further information on Ingersoll-Rand can be found on the company's World Wide Web site at www.ingersoll-rand.com.

      This news release includes "forward-looking statements" that involve risks and uncertainties. Political, economic, climatic, currency, tax, regulatory, technological, competitive and other factors could cause actual results to differ materially from those anticipated in the forward-looking statements. Additional information regarding these risk factors and uncertainties is detailed from time to time in the company's SEC filings, including but not limited to its report on Form 10-Q for the quarter ended March 30, 2000.


                                      # # #


Hussmann International, Inc., shareholders are advised to read the tender offer statement regarding the acquisition of Hussmann International, Inc., referenced in this press release, which will be filed by IR Merger Corporation and Ingersoll-Rand Company with the U.S. Securities and Exchange Commission and the related solicitation/recommendation statement which will be filed by Hussmann International, Inc., with the Commission. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. These documents will be made available to all shareholders of Hussmann International, Inc., at no expense to them, by contacting the information agent, Georgeson Shareholders Communications Inc. Shareholders in the U.S. and Canada please call (800) 223-2064; shareholders outside the U.S. and Canada please call collect 011-44-207-335-7296. These documents also will be available at no charge at the SEC's website at www.sec.gov.